April 14, 2006


Mr. Andrew Reid
Chief Executive Officer
Stellar Resources Ltd.
3155 E. Patrick Lane, Suite I
Las Vegas, Nevada 89120-348



      Re:	Stellar Resources Ltd.
Form 10-KSB for Fiscal Year Ended July 31, 2005
		Filed October 17, 2005
		Response Letter Dated April 6, 2006
      File No. 0-51400


Dear Mr. Reid:

      We have reviewed your filing and have the following comments.
We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-KSB for Fiscal Year Ended July 31, 2005

General

1. It appears that the telephone number provided on the cover of your annual report is no longer in service. Please amend your filing to include the current telephone number to your principal executive offices. Please also address this issue in your Form 10-QSB for the quarter ended January 31, 2006.




Controls and Procedures, pages 26-27

2. We have read your response to prior comment two. We note in paragraph (b) under this heading your statements that there were no significant changes in the Company`s internal controls or other factors that could significantly affect these controls subsequent to the date you carried out your evaluation, and that there has been no material change in the Company`s internal control over financial reporting in connection with the evaluation required by paragraph
(d)
of Rule 13a-15 or Rule 15d-15 of the Exchange Act. Please comply with Item 308(c) of Regulation S-B which requires that you disclose any change in your internal control over financial reporting that is identified in connection with the evaluation required by paragraph
(d) of Exchange Act Rules 13a-15 or 15d-15 that occurred during the fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect your internal control over financial reporting. If there were no changes in your internal controls over financial reporting during the fourth fiscal quarter, then provide disclosure to that effect. Please also address this issue in your Form 10-QSB for the quarter ended January 31, 2006.

Closing Comments

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Tracie Towner at (202) 551-3744 or Jenifer
Gallagher at      (202) 551-3706 if you have questions regarding
comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

								Sincerely,



								Karl Hiller
								Branch Chief
Mr. Andrew Reid
Stellar Resources Ltd.
April 14, 2006
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

   DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010